Filed Pursuant to Rule 433

Registration No. 333-209541

CSX Corporation

PRICING TERM SHEET

November 7, 2018

$350,000,000 4.250% Notes due 2029 (the “2029 Notes”)

$650,000,000 4.750% Notes due 2048 (the “2048 Notes”)

Issuer:	CSX Corporation

Expected Ratings*:	Baa1 / BBB+

Security:	4.250% Notes due 2029 4.750% Notes due 2048

Size:	2029 Notes: $350,000,000 2048 Notes: $650,000,000

Maturity Dates:	2029 Notes: March 15, 2029 2048 Notes: November 15, 2048

Coupon:	2029 Notes: 4.250% 2048 Notes: 4.750%

Interest Payment Dates:	2029 Notes: March 15 and September 15, commencing March 15, 2019 (short first coupon) 2048 Notes: May 15 and November 15, commencing May 15, 2019

Price to Public:	2029 Notes: 99.641% 2048 Notes: 99.068%

Benchmark Treasury:	2029 Notes: 2.875% due August 15, 2028 2048 Notes: 3.125% due May 15, 2048

Benchmark Treasury Price and Yield:	2029 Notes: 97-05+; 3.214% 2048 Notes: 94-12; 3.429%

Spread to Benchmark Treasury:	2029 Notes: + 108 bps 2048 Notes: + 138 bps

Yield to Maturity:	2029 Notes: 4.294% 2048 Notes: 4.809%

Make-Whole Call:	2029 Notes: T + 20 bps 2048 Notes: T + 25 bps

Par Call:	2029 Notes: Within three months prior to the maturity date 2048 Notes: Within six months prior to the maturity date

Expected Settlement Date**:	November 15, 2018 (T+5)

CUSIP / ISIN:	2029 Notes: 126408 HM8 / US126408HM81 2048 Notes: 126408 HN6 / US126408HN64

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC UBS Securities LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC

Co-Managers:	MUFG Securities Americas Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

**

We expect that delivery of the Notes will be made against payment therefor on or about November 15, 2018, which will be the fifth business day after the date hereof. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before their date of delivery, by virtue of the fact that the Notes will settle in five business days, should specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or UBS Securities LLC toll free at 1-888-827-7275.

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